

Henry Mouton · 3rd

Chief Operating Officer at Pit Liquor

Fort Collins, Colorado, United States · Contact info

Pit Liquor

The University of Texas at Austin

Experience

Pit Liquor
Full-time · 1 yr
Fort Collins, Colorado, United States

 **Chief Operating Officer**
Nov 2021 - Present · 5 mos

At Pit Liquor, we use over-proof whiskey and vodka to make a natural deodorant that really works. Our motto is "NATURAL DOESN'T MEAN WEAK." There are no inactive ingredients in our deodorant, and every ingredient is ingestible. That makes us strong and sustainable. We are a triple bottom line company; we care about peo ...see more

Director Of Operations
Apr 2021 - Nov 2021 · 8 mos

At Distilled Bath and Body, we help you QUENCH YOUR STENCH with Pit Liquor natural deodorant made from whiskey. From sustainable sourcing of quality ingredients to our bottle recycling program, we are proud of our social impact and our contribution to making the world better place! ...see more

Independent Consultant
MOUTON CONSULTING · Self-employed
Nov 2019 - Present · 2 yrs 5 mos
Colorado Springs, Colorado, United States

I work closely with mission-driven clients to analyze business processes and implement solutions to improve efficiency and reach company goals while holding the triple-bottom-line.

Board Of Directors
Trees, Water & People
Mar 2017 - Present · 5 yrs 1 mo
Fort Collins, Colorado Area

Our mission is to improve people's lives by helping communities protect, conserve, and manage the natural resources upon which their long-term well-being depends. Trees, Water & People's unique community-based development model is based on the philosophy that the best way to help those most in need is to involve them directly

Motherlove Herbal Company
5 yrs 3 mos
Fort Collins, Colorado Area

 **Chief Business Officer**
Nov 2018 - Jul 2019 · 9 mos

Served as member of executive team focusing on Finance, Human Resources, Information Technology and Sustainability. As company moved into growth phase, emphasis migrated to execution of strategic plan and risk management.

 **Chief Operating Officer**
Jan 2016 - Nov 2018 · 2 yrs 11 mos

Managed sustainability, operations, finance, human resources, and information technology for natural products manufacturer with $7.5 million in annual revenues and 28 employees. Developed and implemented systems and processes to create a foundation for accelerated growth. Led company through initial and subsequent b corp

 **General Manager**
May 2014 - Jan 2016 · 1 yr 9 mos

By developing processed and procedures across all departments, created company structure that allowed founder to retire from the company. Managed employees in all departments, including Operations, Finance, Human Resources, Sales, Information Technology, and Sustainability.

SAGE Advisor
Rocky Mountain Innosphere
2012 - Dec 2017 · 6 yrs
Fort Collins, Colorado Area

Serve as an advisor/mentor to assist early stage startups as they prepare to become sustainable businesses.

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Education

The University of Texas at Austin



The University of Texas at Austin
BS, petroleum engineering